                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM TO-I
                               THIRD AMENDMENT TO
                             TENDER OFFER STATEMENT
                       UNDER SECTION 14(d)(1) OR 13(e)(1)
                           THE SECURITIES ACT OF 1934

                          SENIOR CARE INDUSTRIES, INC.
                            (name of subject company)

                SENIOR CARE INDUSTRIES, INC., OFFEROR AND ISSUER
(names of filing persons (identifying status as offeror, issuer or other person)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   81721N 20 6
                      (CUSIP Number of Class of Securities)

                          SENIOR CARE INDUSTRIES, INC.
                             410 Broadway, 2nd Floor
                             Laguna Beach, CA 92651
                       (949) 376-3125 Fax: (949) 376-9117
            (Name, Address, and telephone number of person authorized
       to receive notices and communications on behalf of filing persons)

                         Calculation of Registration Fee

            Transaction Valuation*               Amount of Filing Fee
            ---------------------                --------------------

                 $ 607,500                       182.25 paid May 7, 2001
                                                  91.10 paid with S-4 filed
                                                 concurrently herewith

* (Set forth the amount on which the filing fee is calculated and state how it was determined.) The Transaction Valuation is based upon the market price of the securities being registered as of April 30, 2001 as set forth in Rule Regulation 230.457c and Regulation 230.457f2 where there is no market for the securities to be received in the transaction. This calculation is based as follows:

Number of potential shares being registered:  450,000
Price of those shares on April 30, 2001:        $1.35

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                  Amount Previously Paid: $273.35
                                          -----------------------
                  Form or Registration No.: 333-64098
                                          -----------------------
                  Filing Party:           Senior Care Industries, Inc.
                                          -----------------------
                  Date Filed:             May 7, 2001
                                          -----------------------

[ ] Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third-party tender offer subject to Rule 14d-1.

[X] issuer tender offer subject to Rule 13e-4.

[X] going-private transaction subject to Rule 13e-3.

[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                                   TABLE OF CONTENTS

ITEM 1 SUMMARY TERM SHEET ....................................... 4

ITEM 2 SUBJECT COMPANY INFORMATION .............................. 4

ITEM 3 IDENTITY AND BACKGROUND OF FILING PERSON ................. 4

ITEM 4 TERMS OF THE TRANSACTION ................................. 4

ITEM 5 PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS & AGREEMENTS ... 4

ITEM 6 PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS ....... 4

ITEM 7 SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION ........ 4

ITEM 8 INTEREST IN SECURITIES OF THE SUBJECT COMPANY ............ 4

ITEM 9 PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED .. 5

ITEM 10 FINANCIAL STATEMENTS .................................... 5

ITEM 11 ADDITIONAL INFORMATION .................................. 5

ITEM 12 EXHIBITS ................................................ 5

ITEM 13 INFORMATION REQUIRED BY SCHEDULE 13e-3 .................. 5

SIGNATURES ...................................................... 5

ITEM 1 - SUMMARY TERM SHEET

The summary of the transaction which appears in the accompanying prospectus beginning on page 1 and are incorporated herein by reference.

ITEM 2 - SUBJECT COMPANY INFORMATION

Senior Care Industries, Inc. is the company which is the subject of this transaction and all information regarding the company appears in the accompanying prospectus under the heading "description of business" beginning on page 19 and is incorporated herein by reference.

ITEM 3 - IDENTITY AND BACKGROUND OF FILING PERSON

The filing company is Senior Care Industries, Inc. and the background of that company and all other information which you may need in that regard can be found in the accompanying prospectus beginning on page 19, which information is incorporated herein by reference.

ITEM 4 - TERMS OF THE TRANSACTION

The terms of the transaction can be found in the accompanying prospectus in the section also entitled "Terms of the Transaction" beginning on page 11 and those terms are incorporated herein by reference.

ITEM 5 - PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

All contracts, transactions, negotiations and agreements can be found in the accompanying prospectus under the heading entitled "Related Party Transactions & Relationships" beginning on page 36 and those items are incorporated herein by reference.

ITEM 6 - PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

The purposes of the transaction and plans or proposals can be found in the accompanying prospectus under "Management's Discussion & Analysis of Financial Condition & Results of Operations of Senior Care" beginning on page 43 as well as in "Description of Business of Senior Care" beginning on page 19 and those items are incorporated herein by reference.

ITEM 7 - SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

No cash is required to affect the offer. The only cost to the Company is the cost of making the offer for printing and other costs associated therewith as described in the accompanying prospectus under "Expenses of Issuance & Distribution of Prospectus and Tender Offer" beginning on page 48 and are incorporated herein by reference.

ITEM 8 - INTEREST IN SECURITIES OF THE SUBJECT COMPANY

A discussion of Senior Care's securities can be found in the accompanying prospectus in the section entitled "Market Price for Senior Care Stock & Other Shareholder Matters" beginning on page 32 and "Related Party Transactions & Relationships" beginning on page 36 and those items are incorporated herein by reference.

ITEM 9 - PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

SOLICITATIONS & RECOMMENDATIONS:

No person has been employed by the Company to make solicitations or recommendations regarding this Tender Offer. You should make your decision concerning this matter from the Offer itself and by reading the Prospectus and no other person will contact you regarding it.

PAYMENT OF EXPENSES:

A discussion of the payment of all expenses in connection with this tender can be found in the accompanying prospectus under "Expenses of Issuance & Distribution of Prospectus and Tender Offer" beginning on page 48 and are incorporated herein by reference.

LEGAL MATTERS:

A discussion of the retention of legal experts can be found in the accompanying prospectus under "Interests of Experts & Counsel" beginning on page 48 and are incorporated herein by reference.

ACCOUNTANTS & AUDITORS:

A discussion of the retention of accountants and auditors can be found in the accompanying prospectus under "Interests of Experts & Counsel" beginning on page 48 and are incorporated herein by reference.

STOCK TRANSFER AGENT:

The Stock Transfer Agent who will handle this transaction and any questions regarding the surrender of Common shares and execution of the Subscription Agreement should be addressed to:

First American Stock Transfer, Inc.
1717 E. Bell Road, 2-155
Phoenix, AZ 85022
Telephone: (602) 485-1346

ITEM 10 - FINANCIAL STATEMENTS

Audited financial statements of Senior Care for the years ended December 31, 1999 and December 31, 2000 can be found attached to the accompanying prospectus as Exhibit 13.1 and are incorporated herein by reference. Supplementary unaudited financial statements for the six months ended June 30, 2000 and June 30, 2001 can also be found attached to the accompanying prospectus as Exhibit 13.2.

ITEM 11 - ADDITIONAL INFORMATION

The accompanying prospectus explains the tender and all information regarding the tender under "Frequently Asked Questions" beginning on page 3 and "Risk Factors" beginning on page 6 and that information which appears therein is incorporated herein by reference.

ITEM 12 - EXHIBITS

The exhibits which are attached to the accompanying prospectus which are listed on page 50 of that prospectus are incorporated herein by reference.

The transmittal letter which does not appear in the prospectus is attached hereto as an exhibit.

Exhibit 10 - Transmittal letter

ITEM 13 - INFORMATION REQUIRED BY SCHEDULE 13E-3

Senior Care has filed a Schedule 13e-3 concurrently herewith and the contents thereof are incorporated herein by reference.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that is meets all of the requirements for filing on Form TO-I/A and has duly caused this amended Tender Offer to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Laguna Beach, State of California, on September 11, 2001.

     Senior Care Industries,  Inc.

     /s/ Mervyn A. Phelan, Sr.
     -------------------------------
     Chief Executive Officer, Chairman
     Of the Board of Directors & Director

     Senior Care Industries, Inc.

     /s/ Bob Coberly
     ------------------------------
     Chief Financial Officer & Director